UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Offshore Systems International Reports Fiscal Third-Quarter and
Nine Month Revenues and Net Income

VANCOUVER, Canada, September 30, 2004 — Offshore Systems International Ltd. (OSI) (TSX: OSI, OTCBB: OFSYF) today announced its financial results for the third quarter and nine months ended August 31, 2004.

“OSI’s businesses continued to demonstrate strong fundamentals in the third quarter”, said John Jacobson, President and CEO Offshore Systems International. “We reported a loss from operations in the quarter, as the pace of new bookings and product shipments slowed through the summer season in the northern hemisphere. We believe we had a solid quarter of achievement, highlighted by the announcement of the Portuguese Navy’s selection of ECPINS, COP-IDS’s strong showing at Joint Warrior Interoperability Demonstration, and significant contract option exercises from the Royal Australian Navy and Royal New Zealand Navy.”

Fiscal Third Quarter 2004 Results

For the third quarter of fiscal 2004, revenues increased 30% to $3.0 million compared with $2.3 million in the same quarter last year. Net loss for the third quarter was $483,869, or $0.02 per diluted share, compared to a net loss of $338,797, or $0.01 a diluted share, in the same quarter last year.

At August 31, 2004, the company had current assets of $11.6 million versus current liabilities of $3.0 million, which resulted in working capital increasing $0.5 million to $8.6 million from $8.1 million at November 30, 2003. Cash and cash equivalents were $1.8 million at August 31, 2004 versus $3.8 million at November 30, 2003.

The Company’s total order backlog* at the end of the third quarter was approximately $21.8 million including option backlog* of $12.8 million versus $3.3 million at November 30, 2003 including option backlog of $2.4 million.

Year-to-Date 2004 Results

For the first nine months of fiscal 2004, revenues increased 11% to $9.8 million compared with $8.8 million in the first nine months last year. Net income for the first nine months was $366,592, or $0.01 per diluted share, compared to net income of $61,613, or $0.00 a diluted share, in the first nine months last year

Operational Highlights

•	June 2004: OSI Geomatics was awarded a prime contract for land mapping by the City of Brampton, Ontario, in the amount of $271,000.
•	July 2004: OSI Navigation Systems announced that the Portuguese Navy had informed SICOM, OSI’s in-country partner in Portugal and the prime contractor for the installation, that ECPINS had been selected by the Portuguese Navy to transform approximately thirty of their ships from paper-chart based navigation to ECDIS electronic chart-based navigation.
•	August 2004: OSI announced that it had completed its participation in the Joint Warrior Interoperability Demonstration (“JWID”) event hosted by the U.S. Chairman of the Joint Chiefs of Staff. JWID is an annual event where a coalition of U.S. and international military participants evaluate new technologies to significantly improve interoperability. This year’s event also included civilian agencies in support of homeland security. During the simulations COP-IDS provided a web-based map server which obtained simulation data from a variety of sources and combined it with current land and marine mapping data, improving operation planning and execution effectiveness.
•	August 2004: OSI announced that the Royal New Zealand Navy had exercised contract options to deploy the latest version of ECPINS across its entire naval fleet. The value of the options exercised is $947,000.
•	August 2004: OSI announced that it had agreed with Nautronix Ltd., the Australian prime contractor to the Royal Australian Navy (RAN), for the supply of additional ECPINS-M systems to the RAN. Twelve ECPINS-M systems have been purchased for installation on the RAN’s ARMIDALE Class of new patrol boats to be constructed by Austal Ships, of Henderson in Western Australia. The value of the contract is in excess of $1.2 million.

Conference Call

As previously announced, the Company will host a live conference call on Friday, October 1, 2004 at 11:00 a.m. Eastern Daylight Time (8:00 a.m. Pacific Daylight Time). The dial-in number for the call is 416-405-9328 in Toronto or 1-800-387-6216. Please call in prior to the scheduled start to secure a line; you will then be put on hold until the call begins. A taped replay of the conference call will be available until October 8, 2004 at 11:59 p.m. Eastern Daylight Time by calling 416-695-5800 in Toronto or 1-800-408-3053, passcode 3096400.

A live audio webcast of the conference call will be available at OSI’s website at www.osil.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. Following the meeting, the webcast will be archived at www.osil.com for approximately 90 days.

About Offshore Systems International Ltd.

Offshore Systems International Ltd. (OSI) is a leader in electronic geography. The Company’s core strengths lie in the ability to produce, manage and display many forms of geographic data. The Company provides display systems and data for several defense, government and commercial customers. OSI conducts its operations through three business units: OSI Geomatics (data production and distribution), OSI Navigation Systems, and OSI Applications (products and services for command and control systems). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX:OSI) and the OTC Bulletin Board (OTCBB: OFSYF). For more information please visit www.osil.com.

*Non-GAAP Definitions

Total backlog, firm backlog and option backlog are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures, also do not have a comparable GAAP measure. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog.

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information, please contact:

Craig Armitage, The Equicom Group Inc.
Phone: 416-815-0700 ext. 246
E-mail: carmitage@equicomgroup.com

Offshore Systems International Ltd. 107 – 930 West 1st Street, telephone: (604) 904-4600, fax: (604) 987-2555. ECPINS and COP-IDS are trademarks of Offshore Systems Ltd. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.

Offshore Systems International Ltd.
Selected Consolidated Financial Information (Unaudited)
(Canadian dollars – Canadian GAAP)

Statement of Earnings Information	Three months ended		Nine months ended
	August 31, 2004		August 31, 2004
	(unaudited)		(unaudited)

	2004	2003	2004	2003

Revenue	2,951,571	2,275,153	9,755,166	8,796,354
Earnings (loss) for the period	(483,869)	(338,797)	366,592	61,613
Basic earnings per share	(0.02)	(0.01)	0.01	0.00
Fully diluted earnings per share	(0.02)	(0.01)	0.01	0.00

Balance Sheet Information	August 31	November 30
	2004	2003
	(unaudited)	(unaudited)

Cash and cash equivalents	1,842,274	3,837,555
Working capital	8,588,281	8,071,926
Current assets	11,567,289	10,377,836
Total assets	12,943,695	11,728,257
Current liabilities	2,979,008	2,305,910
Long term debt	46,847	187,384
Total liabilities	3,025,855	2,493,294
Shareholders’ equity	9,917,840	9,234,963

Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)
(Prepared in accordance with Canadian Generally
     Accepted Accounting Principles)
Nine Months Ended August 31, 2004 and 2003
(expressed in Canadian dollars)

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	As at
	August 31,	November 30,
	2004	2003
	$	$

Assets
Current assets
Cash and cash equivalents	1,842,274	3,837,555
Accounts receivable (note 2)	7,828,739	4,621,836
Inventory (note 3)	732,049	665,503
Prepaid expenses and deposits	254,557	430,419
Future tax assets	909,670	822,523

	11,567,289	10,377,836
Property, plant, and equipment (note 4)	1,376,406	1,350,421

	12,943,695	11,728,257

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 5)	2,778,808	2,126,061
Billing in excess of revenues	200,200	45,907
Rent payable	—	133,942

	2,979,008	2,305,910
Accrued long-term royalties	46,847	187,384

	3,025,855	2,493,294

Commitments and contingencies (notes 2, 6(c) and 8)
Capital stock
Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated Series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated Series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares.

100,000,000 common shares without par value
Issued and outstanding
30,262 Class A preference shares — Series A (2003 — 30,262, note 6(b)))	—	—
57,711 Class B preference shares — Series 1 (2003 — 61,244, note 6(c))	1,926,157	2,065,420
27,447,423 common shares (2003 — 26,807,475, note 6(a))	18,997,500	18,508,498

	20,923,657	20,573,918
Warrants (note 6(c))	661,575	661,575
Additional Paid-in Capital	188,029	43,050
Deficit	(11,855,421)	(12,043,580)

	9,917,840	9,234,963

	12,943,695	11,728,257

See accompanying notes to unaudited consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statements of Earnings and Deficit (unaudited)
For the nine months ended August 31, 2004 and 2003
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
	$	$	$	$

Revenue
Software	279,060	181,022	4,669,839	429,091
Systems and system components	1,987,301	883,811	2,401,539	5,305,824
Geomatics	507,196	991,457	2,224,899	2,598,419
Other	178,014	218,863	458,889	463,020

	2,951,571	2,275,153	9,755,166	8,796,354
Cost of sales	1,482,017	1,098,942	3,941,836	4,065,410

Gross profit	1,469,554	1,176,211	5,813,330	4,730,944

Expenses
General and administrative	842,149	534,186	2,578,684	1,828,446
Research and development	562,024	396,661	1,608,599	1,280,733
Sales and marketing	761,311	506,014	2,290,129	1,509,579
Amortization	58,613	63,722	166,657	177,073
Interest	862	4	1,233	293
Foreign exchange loss	48,331	320	31,691	183,542
Technology Partnerships Canada royalty (note 8)	25,126	14,101	81,760	66,545
Technology Partnerships Canada contribution (note 8)	(373,997)	—	(1,225,539)	(376,880)

	1,924,419	1,515,008	5,533,214	4,669,331

Earnings (loss) before income taxes	(454,865)	(338,797)	280,116	61,613
Income tax expense (recovery)
Future income tax expense (recovery)	115,160	—	(381,106)	—
Current income tax expense (recovery)	(86,156)	—	294,630	—

	29,004	—	(86,476)	—

Net earnings (loss) for the period	(483,869)	(338,797)	366,592	61,613
Deficit — Beginning of period	(11,371,552)	(11,889,230)	(12,043,580)	(12,188,284)
Class B preference share dividends	—	—	(178,433)	—
Premium on purchase and cancellation of common shares (note 6(e))	—	(63,496)	—	(164,852)

Deficit — End of period	(11,855,421)	(12,291,523)	(11,855,421)	(12,291,523)

Basic earnings (loss) per share (note 6(d))	(0.02)	(0.01)	0.01	0.00
Diluted earnings (loss) per share (note 6(d))	(0.02)	(0.01)	0.01	0.00
Weighted average number of common shares outstanding — basic (note 6(d))	27,394,151	26,020,698	27,147,246	25,984,877
Weighted average number of common shares outstanding — diluted (note 6(d))	27,506,172	29,741,575	27,660,623	29,679,775

See accompanying notes to unaudited consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statements of Cash Flows (unaudited)
For the nine months ended August 31, 2004 and 2003
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
	$	$	$	$

Cash flows from (used in) operating activities
Net earnings (loss) for the period	(483,869)	(338,797)	366,592	61,613
Items not affecting cash
Amortization	95,630	93,235	257,479	263,171
Stock based compensation	30,555	—	144,979	43,050
Future tax assets	28,333	—	(87,147)	—

	(329,351)	(245,562)	681,903	367,834

Changes in non-cash working capital items
Accounts receivable	776,924	347,727	(3,206,903)	839,208
Inventory	(14,902)	(260,076)	(66,546)	361,455
Prepaid expenses and deposits	(125)	81,983	175,862	57,439
Accounts payable and accrued liabilities	398,946	17,094	652,747	(276,335)
Billings in excess of revenues	111,822	(38,700)	154,293	(1,558,073)
Rent payable	—	—	(133,942)	—
Accrued long term royalties	(46,847)	6,295	(140,537)	(139,769)

	1,225,818	154,323	(2,565,026)	(716,075)

	896,467	(91,239)	(1,883,123)	(348,241)

Cash flows used in investing activities
Additions to property, plant, and equipment	(39,069)	(33,749)	(283,464)	(236,162)

Cash flows from (used in) financing activities
Issue of common shares	54,438	39,563	369,854	105,123
Issue of Class B preference shares — Series 1 and warrants, net of issue costs	—	—	(20,115)	2,726,995
Class B preference share dividends declared and paid	(86,567)	—	(178,433)	—
Share repurchases	—	(164,226)	—	(435,401)

	(32,129)	(124,663)	171,306	2,396,717

Increase/(decrease) in cash and cash equivalents	825,269	(249,651)	(1,995,281)	1,812,314
Cash and cash equivalents — Beginning of period	1,017,005	5,306,013	3,837,555	3,244,048

Cash and cash equivalents — End of period	1,842,274	5,056,362	1,842,274	5,056,362

See accompanying notes to unaudited consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

1	Basis of preparation

The accompanying unaudited interim consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the Company. These financial statements have been prepared by the Company in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”), applied on a consistent basis with the audited consolidated annual financial statements for the year ended November 30, 2003, except as described in Note 7 with respect to the accounting for stock-based compensation. These unaudited interim financial statements do not include all the disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report for the year ended November 30, 2003.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2	Accounts receivable

	August 31,	November 30,
	2004	2003
	$	$

Trade receivables	3,612,466	1,691,685
Unbilled revenue	3,902,833	2,854,942
Technology Partnerships Canada receivable (note 8)	261,268	—
Other	52,172	75,209

	7,828,739	4,621,836

3	Inventory

	August 31,	November 30,
	2004	2003
	$	$

Materials and components	702,149	620,429
Finished goods	29,900	45,074

	732,049	665,503

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

4	Property, plant, and equipment

	August 31, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,863,418	2,986,811	876,607
Computer software	908,762	497,730	411,032
Furniture and fixtures	131,095	92,550	38,545
Leasehold improvements	222,737	191,231	31,506
Licenses and patents	57,267	38,551	18,716

	5,183,279	3,806,873	1,376,406

	November 30, 2003
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,772,026	2,838,400	933,626
Computer software	721,250	401,909	319,341
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064
Licenses and patents	57,267	37,033	20,234

	4,899,814	3,549,393	1,350,421

5	Accounts payable and accrued liabilities

	August 31,	November 30,
	2004	2003
	$	$

Trade payables	1,498,733	1,171,353
Accrued liabilities	372,603	362,681
Accrued employee costs	685,132	408,592
Accrued royalties (note 8)	222,340	183,435

	2,778,808	2,126,061

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

6	Capital stock

(a) Issued and outstanding Common shares

	August 31, 2004		November 30, 2003
	Number of		Number of
	common		common
	shares	Amount	shares	Amount
		$		$

Balance — Beginning of period	26,807,475	18,508,498	26,043,243	18,220,929

Issued during the period:
Exercise of stock options	479,196	369,854	1,208,198	606,069
Class A preference shares converted	—	—	11,034	—
Class B preference shares converted	160,752	119,148	—	—
Common stock purchased and cancelled (note 6(e))	—	—	(455,000)	(318,500)

Balance — End of period	27,447,423	18,997,500	26,807,475	18,508,498

(b) Class A preference shares

The Company has 30,262 (November 30, 2003 — 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

(c) Class B preference shares

	August 31, 2004		November 30, 2003
	Number of Class B preference shares	Amount	Number of Class B preference shares	Amount
		$		$

Balance — Beginning of period	61,244	2,065,420	—	—

Issued during the period:
Class B preference shares issued	—	—	61,244	2,342,625
Share issue costs	—	(20,115)	—	(277,205)
Class B preference shares converted	(3,533)	(119,148)	—	—

Balance — End of period	57,711	1,926,157	61,244	2,065,420

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. Non-declared cumulative dividends to August 31, 2004 amount to $43,283. The Company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320. The gross proceeds were allocated between the preference shares and warrants based on their relative fair value at the date of issuance, with the value allocated to the warrants presented as additional paid in capital. The fair value of the preference share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%.

(d) Earnings per share

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
Basic earnings per share
Net earnings (loss)	$(483,869)	$(338,797)	$366,592	$61,613
Less: Class B preference share dividends	43,283	45,933	129,850	99,522

Net earnings (loss) available to common shareholders	$(527,152)	$(384,730)	$236,742	$(37,909)

Weighted average number of common shares outstanding	27,394,151	26,020,698	27,147,246	25,984,877

Basic earnings (loss) per share	$(0.02)	$(0.01)	$0.01	$0.00

Diluted earnings per share
Net earnings (loss)	$(483,869)	$(338,797)	$366,592	$61,613
Less: Class B preference share dividends	43,283	45,933	129,850	99,522

Net earnings (loss) available to common shareholders	$(527,152)	$(384,730)	$236,742	$(37,909)

Weighted average number of common shares outstanding	27,394,151	26,020,698	27,147,246	25,984,877
Dilutive effect of Class A preference shares — Series A	30,262	30,262	30,262	30,262
Dilutive effect of Class B preference shares — Series 1 (*1)	—	2,786,602	—	2,786,602
Dilutive effect of warrants	—	36,399	29,904	12,552
Dilutive effect of stock options	81,759	867,614	453,211	865,482

Adjusted weighted average number of common shares outstanding	27,506,172	29,741,575	27,660,623	29,679,775

Diluted earnings (loss) per share	$(0.02)	$(0.01)	$0.01	$0.00

(*1) The Class B preference shares are anti-dilutive for the purposes of calculating diluted earnings per share for both the three and nine months ended August 31, 2004.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

(e) Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16, 2003 to January 15, 2004 the Company purchased 455,000 of its common shares under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The premium on the purchase and cancellation of the common shares under the normal course issuer bid was $187,181 and was charged to the deficit. The premium on the purchase and cancellation of 386,500 common shares for the nine months ended August 31, 2003 was $164,852.

7	Stock-based compensation

Effective December 1, 2002, the Company adopted CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). The Company has chosen to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method, starting in the current fiscal year. As permitted by the standard, the Company has applied this change prospectively for new awards granted on or after December 1, 2003. The Company continues to provide pro forma disclosures with respect to options granted in the year ended November 30, 2003. Direct awards of stock to employees, stock options and stock awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. Had compensation expense for the 2003 grants been determined based on the fair value at the grant date in accordance with the provisions of CICA 3870, the Company’s net earnings and earnings per basic and diluted share would have been adjusted to the pro forma amounts indicated below:

	Three Months Ended August 31		Nine Months Ended August 31
	2004	2003	2004	2003
	$	$	$	$

Net earnings (loss) for the period	(483,869)	(338,797)	366,592	61,613
Additional compensation expense	6,300	44,539	18,900	444,252

Pro forma net earnings (loss) for the period	(490,169)	(383,336)	347,692	(382,639)

Pro forma basic earnings (loss) per share	(0.02)	(0.01)	0.01	(0.01)

Pro forma diluted earnings (loss) per share	(0.02)	(0.01)	0.01	(0.01)

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.6% and 2.9%; (ii) expected volatility between 45% and 114%; (iii) an estimated average life of 1 to 5 years; and (iv) an expected dividend yield of 0%.

The weighted average fair value of the options granted during the nine months ended August 31, 2004 and August 31, 2003 was $0.46 per option.

In addition, the net earnings for the nine months ended August 31, 2004 includes a charge for stock-based compensation of $144,979 (2003 — $43,050)

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

8	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at August 31, 2004, the Company has claimed for $1,225,539 of assistance under the agreement. In addition, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. No amounts for royalty payments in connection with this agreement have been recorded in the financial statements.

On November 15, 1999, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the Company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company has received the maximum allowed under the agreement. In addition, the Company is required to pay a royalty of 3% on annual gross Navigation Systems and Applications revenue for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $929,303 to date and has accrued royalties of $269,187 at August 31, 2004 (November 30, 2003 — $370,819). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business.

9	Segmented information

The Company’s reportable segments are as outlined below.

	Three Months Ended August 31, 2004
	Navigation Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	2,429,313	—	522,258	2,951,571
Gross profit	1,399,298	—	70,256	1,469,554
Technology Partnerships Canada — net	(295,154)	(53,717)	—	(348,871)
Interest expense	862	—	—	862
Income tax expense (recovery)	29,004	—	—	29,004
Net earnings (loss)	(73,027)	(286,034)	(124,808)	(483,869)
Property, plant and equipment expenditures	31,977	4,851	2,241	39,069
Amortization	58,497	1,056	36,077	95,630

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

Segmented information (continued)

	Nine Months Ended August 31, 2004
	Navigation Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	7,400,467	68,304	2,286,395	9,755,166
Gross profit	4,970,602	48,667	794,061	5,813,330
Technology Partnerships Canada — net	(1,028,882)	(114,897)	—	(1,143,779)
Interest expense	1,090	—	143	1,233
Income tax expense (recovery)	(86,476)	—	—	(86,476)
Net earnings (loss)	1,262,830	(811,380)	(84,858)	366,592
Property, plant and equipment expenditures	102,995	19,260	161,209	283,464
Amortization	169,112	1,670	86,697	257,479

	Three Months Ended August 31, 2003
	Navigation Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	1,261,285	—	1,013,868	2,275,153
Gross profit	771,181	—	405,030	1,176,211
Technology Partnerships Canada — net	14,101	—	—	14,101
Interest expense	—	—	4	4
Net earnings (loss)	(257,897)	—	(80,900)	(338,797)
Property, plant and equipment expenditures	20,752	—	12,997	33,749
Amortization	66,918	—	26,317	93,235

	Nine Months Ended August 31, 2003
	Navigation Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	6,153,352	—	2,643,002	8,796,354
Gross profit	3,637,476	—	1,093,468	4,730,944
Technology Partnerships Canada — net	(310,335)	—	—	(310,335)
Interest expense	—	—	293	293
Net earnings	34,777	—	26,836	61,613
Property, plant and equipment expenditures	182,225	—	53,937	236,162
Amortization	187,866	—	75,305	263,171

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

Segmented information (continued)

	August 31, 2004
	Navigation Systems	Applications	Geomatics	Total
	$	$	$	$

Total assets employed	11,569,161	17,590	1,356,944	12,943,695

	November 30, 2003
	Navigation Systems	Applications	Geomatics	Total
	$	$	$	$

Total assets employed	10,103,117	—	1,625,140	11,728,257

The Applications business unit began operations effective fiscal year 2004.

Geographically, revenues reported are based on the location of the Company’s customers.

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
	$	$	$	$

Australia/New Zealand	1,491,368	219,671	3,459,241	261,965
Europe	311,311	92,732	2,792,285	2,046,319
United States	684,938	1,551,285	2,413,049	4,138,775
Canada	463,954	406,464	1,090,591	2,343,709
Other	—	5,001	—	5,586

Total	2,951,571	2,275,153	9,755,166	8,796,354

Geographically, property, plant and equipment are reported based on location. At August 31, 2004 and November 30, 2003, all of the Company’s property, plant and equipment was located in Canada.

10	Financial instruments

The Company enters into transactions denominated in United States and Australian dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the United States and Australian dollar relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to hedge transactions denominated in United States and Australian dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States and Australia. At August 31, 2004, the Company had forward exchange contracts maturing in the current period to sell United States dollars in the amount of US$448,381. The exchange rates set in the

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2004
(expressed in Canadian dollars)

forward exchange contracts ranged between $1.3071 to $1.3788 for US$1.00. The contracts mature between September and November 2004. The Company also entered into forward exchange contracts in the current period to sell Australian dollars in the amount of AUD$2,750,000. The exchange rates set in the forward exchange contracts ranged between $0.9473 to $0.9674 for AUD$1.00. The contracts mature between November 2004 and May 2005.

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at August 31, 2004. The fair value of the above derivative financial instruments was an unrecorded liability of $113,470 at August 31, 2004.

11	Reclassifications

Certain balances for the three and nine months ended August 31, 2003 have been reclassified from financial statements previously presented to conform to the presentation adopted for the current period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended August 31, 2004

September 30, 2004

Forward-Looking Statements

Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with Cdn GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the nine months ended August 31, 2004 in comparison with those for the nine months ended August 31, 2003 and for the three months ended August 31, 2004 in comparison with those for the three months ended August 31, 2003. This discussion should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ending August 31, 2004, its 2003 Audited Consolidated Financial Statements and the 2003 year end Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the New Zealand Royal Navy, the Royal Danish Navy and the United States Navy. In 2004, the Company is delivering software and system products to the Royal Navy of the United Kingdom and the Royal Australian Navy.

In 2002, the Company expanded the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed OSI Geomatics Ltd. to better reflect its business expansion. The Company’s U.S. subsidiary — Offshore Systems

International Inc. was renamed OSI Geomatics Inc. and reactivated to enter the U.S. mapping market. Collectively, the two subsidiaries form the Company’s new business unit — OSI Geomatics.

In February 2003, the Company announced the launch of a new product, Common Operational Picture — Image Display Server (“COP-IDS®”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® facilitates the integration of information from multiple geo-spatial sources — such as land maps, nautical charts, aerial and space photo imagery and special military information — into a single fused display. COP-IDS® is designed to meet the emerging requirements of international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS® is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and joint forces operations.

To capitalise on the potential of the new product COP-IDS®, the Company added a new line of business — OSI Applications starting in fiscal 2004. OSI Applications will develop software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness.

The Company plans to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada. In addition, the Company may pursue strategic alliances, investments and acquisitions that are complimentary to its existing lines of business.

Overall Performance

Net Earnings

For the nine months ended August 31, 2004, the Company had net earnings of $366,592 or $0.01 per share on a basic and diluted basis compared to $61,613 or $0.00 per share for the nine months ended August 31, 2003. For the three months ended August 31, 2004, the Company had a net loss of $483,869 or $0.02 per share on a basic and diluted basis compared to a net loss of $338,797 or $0.01 per share.

The Company’s results for the three and nine months ended August 31, 2004 were largely driven by the Company’s revenue growth and financial assistance received from Technology Partnerships Canada.

The Company was selected for a major fleet contract with the Royal Navy, as part of a successful teaming arrangement with Lockheed Martin UK, Kelvin Hughes Ltd. and the Royal Australian Navy, as part of the successful teaming arrangement with Nautronix Ltd. and Scientific Management Associates. Also, during the three months ended August 31, 2004, the Royal New Zealand Navy had exercised contract options valued at $947,000 with delivery occurring during the quarter. In addition, on April 24, 2004, the Company signed an agreement with Technology Partnerships Canada (“TPC”) that provides the Company with financial assistance to fund research and development activities. This assistance reduces the operating expenditures of the Company. For a further discussion of these matters, please refer to the “Results of Operations” section of this document.

Backlog

Total backlog as at August 31, 2004 is $21.8 million compared to $3.3 million at November 30, 2003 and $3.9 million at August 31, 2003. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at August 31, 2004 was at $9.0 million compared to $0.9 million at November 30, 2003 and $1.2 million at August 31, 2003. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at August 31, 2004 was at $12.8 million compared to $2.4 million at November 30, 2003 and $2.7 million at August 31, 2003. There is no guarantee or certainty that the Company’s customers will elect to exercise their contract option backlog. Should the Company’s customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog which in turn converts to revenue as contract execution occurs.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position and revenue for the period. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued, and will continue to pursue, major contracts with a lengthy sales cycle and, as a result, there could be large variations in its total backlog position and revenue from one fiscal quarter to another. The increased firm backlog and option balances at August 31, 2004 as compared to November 30, 2003 and August 31, 2003 were the result of the Company and its partners winning the Royal Navy tender and additional contract awards from the Royal Australian Navy.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any Company customer. The Company has included the full value of these government contracts in total backlog.

Risks and Uncertainties

Certain statements made in this report by the Company constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

The Company depends heavily on its government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favour of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on the Company’s operations. Also, the Company cannot give assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.

In addition, sales to the governments the Company works with may be affected by:
•	changes in procurement policies;
•	changes in the structure and management of government departments;
•	budget considerations;
•	changing concepts of national defence;
•	political developments domestically and abroad; and
•	increased protectionism.

The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact its financial condition.

The Company derives a significant amount of revenue from only a few customers. The Company depends on national and international governments for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.

Approximately 72% of the Company’s revenue in the nine months ended August 31, 2004 was from the U.S. Coast Guard, Royal Navy, Royal Australian Navy and Royal New Zealand Navy. Approximately 87% of the Company’s revenue in the nine months ended August 31, 2004 was from national and international governments. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.

The Company’s product lines are not broadly diversified.

The Company derives and expects to derive a substantial majority of its revenue from navigational software, systems and equipment sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.

In the nine months ended August 31, 2004, approximately 89% of the Company’s revenues were from international customers, including governmental customers: 24% from the United States and 65% from other international countries. The Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of dealing with foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, and the U.S. dollar.

Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions are in U.S. and Australian dollars. In addition, certain of the Company’s sub contract payable and direct cost transactions are in U.S. dollars. For the nine months ended August 31, 2004, approximately 28% of the Company’s revenue and 19% of its expenses were transacted in U.S. dollars. During the same period, approximately 7% of the Company’s revenue was transacted in Australian dollars. The Company expects that U.S. and Australian dollar sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future.

The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and the Company’s reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company relies on agreements with international corporations to assist it in pursuing contracts for major government procurements. These international corporations often assist the Company with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. The Company does not have assurance that these third parties will:
•	remain in business;
•	maintain the financial stability required to fulfill the requirements of these international procurements; and
•	continue to consider the Company’s products in their business priorities.

There can be no assurance that the Company would be able to pursue and secure major international government procurements without these third parties.

The Company may lose sales, or sales may be delayed, because of the long sales and implementation cycles for its products and services.

The Company’s customers have typically invested substantial time, money and other resources and have many people involved in the decision to license the Company’s software products and purchase its hardware products and services. As a result, the Company may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of the Company’s products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.

Even if a purchase agreement is signed, the time period required to deploy the Company’s products varies significantly from one customer to the next. Implementing the Company’s product can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the Company’s product if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy the Company’s products, we cannot guarantee that the Company’s products will be deployed successfully.

As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

Competition within the Company’s markets may reduce its procurement of future contracts and its sales.

The defence industry in which the Company operates is highly competitive. The Company’s competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar/marine equipment segment of the industry. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities. There can be no assurance that the Company can continue to compete effectively with these companies.

The Company’s ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.

Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including its ability to:
•	identify emerging technological trends in the Company’s market;
•	develop and maintain competitive products;
•	enhance the Company’s products by adding innovative features that differentiate its products from those of its competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.

The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as the Company currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products. The possibility that the Company’s competitors might develop new technology or products might cause the Company’s existing technology and products to become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than the Company’s competitors, its revenues will decline and its business, financial condition and results of operations will be negatively affected.

The Company depends on the recruitment and retention of qualified personnel, and its failure to attract and retain such personnel could seriously harm its business.

Due to the specialized nature of the Company’s business, its future performance is significantly dependent upon the continued services of its key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm its business, results of operations and financial condition.

The Company does not have fixed-term employment agreements with its officers and key employees and the loss of any officer or key employee could seriously harm the Company’s business.

The Company has not entered into fixed-term employment agreements with its officers and key employees. The Company’s success depends upon the abilities and experience of its officers and key employees. Competition for highly skilled management, engineering, technical and other key employees is intense. The loss of officers and key employees could seriously disrupt the Company’s operations and impair its ability to compete.

The Company depends on offshore sub-contract labour in its geomatics and navigation systems operations to maintain a competitive position in the geomatics and navigation systems marketplaces.

The Company’s geomatics and navigation systems operations are dependent upon labour resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labour resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;
•	the cultural compatibility between Canada and the home country of each sub-contractor;
•	the English language proficiency of the labour resources made available to the Company;
•	labour pool characteristics such as work ethic, education, skill level and attrition; and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics and systems operations in the future.

The Company may be unable to adequately protect its intellectual property rights, which could affect its ability to compete.

Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the trademarks, copyrights and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

The Company’s operations depend on component availability and its key suppliers to manufacture and deliver its products and services.

The Company’s operations are highly dependent on the timely delivery of materials by outside suppliers. While the Company enters into purchase agreements with a few of its suppliers, the Company cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, it may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize its ability to satisfactorily complete the Company’s obligations under its contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.

The unpredictability of the Company’s results may harm or contribute to the volatility of the trading price of its common stock.

The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government and corporate spending patterns;
•	the timing of contract receipt and funding;
•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;
•	the timing of the Company’s new product introductions and its competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.

The Company may pursue strategic relationships, investments and acquisitions. The Company may not be able to successfully manage its operations if it fails to successfully integrate the acquired technologies and/or businesses.

As part of the Company’s business strategy, it may expand its product offerings to include application software products that are complementary to the Company’s existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third party product with its products;
•	undiscovered software errors in the third party product;
•	difficulties in selling the third party product;
•	difficulties in providing satisfactory support for the third party product;
•	potential infringement claims from the use of the third party product; and
•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);
•	the substantial management time devoted to such activities;
•	the potential disruption of the Company’s ongoing business;
•	undisclosed liabilities;
•	failure to realize anticipated benefits (such as synergies and cost savings);
•	the difficulty of integrating previously distinct businesses into one business unit; and
•	technological uncertainty regarding the current and future functionality of the product.

The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.

If the Company’s expenditures exceed its incoming cashflows, the Company may choose to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

The Company’s business could be adversely affected if it fails to manage its growth effectively.

If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:
•	improve its financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve its licensing models and procedures;
•	hire, train and retain qualified employees;
•	control expenses;
•	diversify channel sales strategies; and
•	invest in its internal networking infrastructure and facilities.

The Company has committed funds to obtaining additional systems and facilities to accommodate its current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, it may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.

Third parties may claim that the Company infringes their proprietary rights.

The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require it to stop selling or delay shipping, or cause the redesign of its product or products. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.

The Company licenses and uses software from third parties in its business. These third party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing this software. The Company’s inability to use any of this third party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect the Company’s operating results.

The Company may not be able to protect its proprietary information.

The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy the Company’s products or to obtain or use information that the Company regards as proprietary.

The Company’s products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of the Company’s products. Customers use the Company’s products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that the Company is responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, the Company could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.

The Company’s products depend on third party software products and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:
•	remain in business;
•	support the Company’s product lines;
•	maintain viable and functional product lines; and
•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

The Company’s products may not be compatible with various operating systems and therefore the Company may not be able to sell its products to potential customers.

The Company’s products are used in combination with various operating systems. The Company’s future success depends on our ability to continue to support widely-used operating systems. The Company’s applications run on Microsoft operating systems. Therefore, the Company’s ability to increase sales depends on the continued acceptance of Microsoft operating system products. If the Company is unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, its business and operating results could be adversely affected.

Selected Information

Statement of Earnings Information	For the nine months ended August 31		For the years ended November 30

	2004	2003	2003	2002	2001
	$	$	$	$	$

Revenue	9,755,166	8,796,354	11,520,793	13,868,779	7,919,632
Gross profit	5,813,330	4,730,944	6,361,725	6,771,387	4,585,372
Gross profit percentage	59.6%	53.8%	55.2%	48.8%	57.9%
Net earnings for the period	366,592	61,613	385,369	1,635,031	496,409
Basic earnings per share	0.01	0.00	0.01	0.06	0.02
Diluted earnings per share	0.01	0.00	0.01	0.06	0.02

Balance Sheet Information	As at August 31		As at November 30

	2004	2003	2003	2002	2001
	$	$	$	$	$

Cash and cash equivalents	1,842,274	5,056,362	3,837,555	3,244,048	2,037,625
Working capital	8,588,281	6,838,112	8,071,926	4,449,492	2,848,151
Current assets	11,567,289	9,364,780	10,377,836	8,810,568	6,022,312
Total assets	12,943,695	11,293,638	11,728,257	10,766,438	7,375,007
Current liabilities	2,979,008	2,526,668	2,305,910	4,361,076	3,174,161
Long term liabilities	46,847	232,948	187,384	372,717	371,484
Total liabilities	3,025,855	2,759,616	2,493,294	4,733,793	3,545,645
Shareholders’ equity	9,917,840	8,534,022	9,234,963	6,032,645	3,829,362

The Company’s annual and quarterly results are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings. Approximately 72% of the Company’s revenue in the nine months ended August 31, 2004 was from the U.S. Coast Guard, Royal Navy, Royal Australian Navy and the Royal New Zealand Navy. Approximately 87% of the Company’s revenue in the nine months ended August 31, 2004 was from national and international governments.

The increase in revenue in fiscal 2002 as compared to fiscals 2003 and 2001 were largely attributable to the substantial completion in fiscal 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract in early fiscal 2003. The fluctuations in revenue quarter over quarter are largely attributable to the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements.

The fluctuations in gross profit year over year and quarter over quarter are impacted negatively by projects that include a large proportion of third-party systems or labour resulting in higher cost of sales. Certain contracts awarded to the Company may require the Company to include third-party systems or labour. In order to maintain competitiveness on these contracts, the Company may elect to reduce its usual margins on the third party components. In addition, the product mix of Software, Geomatics, Systems and systems components in any given period impact the gross profit for the period.

Results of Operations

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended August 31				Nine months ended August 31
	2004		2003		2004		2003
	%		%		%		%

Revenue
Software	9.5%		8.0%		47.9%		4.9%
Systems and system components	67.3%		38.8%		24.6%		60.3%
Geomatics	17.2%		43.6%		22.8%		29.5%
Other	6.0%		9.6%		4.7%		5.3%

	100.0%		100.0%		100.0%		100.0%

Cost of sales	50.2%		48.3%		40.4%		46.2%

Gross profit	49.8%		51.7%		59.6%		53.8%

Expenses
General and administrative	28.5%		23.5%		26.4%		20.8%
Research and development	19.0%		17.4%		16.5%		14.6%
Sales and marketing	25.8%		22.2%		23.6%		17.2%
Amortization	2.0%		2.8%		1.7%		2.0%
Interest	0.0%		0.0%		0.0%		0.0%
Foreign exchange loss (gain)	1.7%		0.0%		0.3%		2.1%
Technology Partnerships Canada royalty	0.9%		0.6%		0.8%		0.8%
Technology Partnerships Canada contribution	(12.7%	)	0.0%		(12.6%	)	(4.3%	)

	65.2%		66.5%		56.7%		53.2%

Earnings (loss) before income taxes	(15.4%	)	(14.8%	)	2.9%		0.6%

Income tax (recovery)	1.0%		0.0%		(0.9%	)	0.0%

Net earnings (loss) for the period	(16.4%	)	(14.8%	)	3.8%		0.6%

Revenues

The Company’s core revenue stream is derived from four sources: Software, Geomatics, Systems and system components, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue. The Company also derives revenue from the delivery of the ECPINS® software component of its system product.

The Company recognizes revenue from each source when earned in compliance with Canadian GAAP. Certain revenues from projects for navigation systems are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. When it is determined that a project or a project segment will generate a loss, the Company estimates that loss and books a reserve for the total expected loss on the project or project segment. Certain other systems revenues and revenues from navigation software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services. Revenues generated from contracts with multiple deliverables are allocated to various elements of the arrangement based upon the relative fair value of each component. Systems revenues under bill-and-hold arrangements, whereby revenues were recognized but goods have not been shipped, are recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the Company does not retain any specific performance obligations such that the earnings process is not complete. Revenues from the sale of geomatics products are recognized when the products are delivered. Revenues from projects for geomatics services are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Revenues from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Consolidated revenue for the three months ended August 31, 2004 was $2,951,571, compared with $2,275,153 for the three months ended August 31, 2003, resulting in an increase of 30%. Consolidated revenue for the nine months ended August 31, 2004 was $9,755,166, compared with $8,796,354 for the nine months ended August 31, 2003, resulting in an increase of 11%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements.

The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During the nine months ended August 31, 2004, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of the activities did not result in closing orders during this period because of the long sales cycles, but may yield orders in the future. The selection of the Company for the fleet contract with the Royal Navy as part of a teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd. is an example of this situation. The main customers for the Company’s products and services were the Royal Navy through Lockheed-Martin UK, the Royal Australian Navy through Nautronix Ltd., the U.S. Coast Guard and the Royal New Zealand Navy. Revenue from these customers accounted for 62% of the consolidated revenue for the three months ended August 31, 2004 and for 72% of the consolidated revenue for the nine months ended August 31, 2004.

A significant change in the Company’s revenue mix occurred during the six months ended May 31, 2004. Revenues during this period shifted to Software from Systems and system components. The revenue shift was the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first two fiscal quarters of 2004 where, in order to ensure its success in pursuing certain contracts, the Company elected to sell off-the-shelf or customized versions of its ECPINS® software. Prior to this, the Company focused on the delivery of ECPINS® electronic chart navigation systems which included both its ECPINS® software and specialised hardware. Should the trend of the first six months continue into the future, the Company’s major revenue source will become Software. During the third fiscal quarter of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems which are reported as Systems and systems component revenue.

Segment Results

Revenue from the Navigation Systems business unit for the three months ended August 31, 2004 was $2,429,313, compared to $1,261,285 for the same period last year, an increase of $1,168,028 or 92.6%. Revenue for the nine months ended August 31, 2004 was $7,400,467, compared to $6,153,352 for the nine months ended August 31, 2003, an increase of $1,247,115 or 20.3%. The changes are the net of two factors; a decrease attributable to the substantial completion of two contracts, the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001 and the Marinette Marine Corp. contracts to provide ECPINS® systems for the U.S. Coast Guard Juniper class buoy tenders, and an increase attributable to the Royal Navy, Royal Australian Navy and the Royal New Zealand Navy contracts.

Revenue from the Geomatics business unit for the three months ended August 31, 2004 was $522,258 compared to $1,013,868 for the three months ended August 31, 2003, a decrease of $491,610 or 48.5%. Revenue for the nine months ended August 31, 2004 was $2,286,395 compared to $2,643,002 for the same period last year, a decrease of $356,607 or 13.5%. The business unit revenue levels decreased in the current fiscal year compared with that of the previous fiscal year as the result of supplier delays experienced by the Company in receiving the contracted services to satisfy customer needs and increased difficulty in penetrating the U.S. geomatics market.

The Company’s new business unit — Applications did not generate revenue for the three months ended August 31, 2004 and $68,304 for the nine months ended August 31, 2004. The Applications business unit develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The sales cycle into government customers for Applications products can be upwards of three years. The business unit’s initial product is Common Operational Picture — Image Display Server (COP-IDS®).

In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

The Company’s gross profit increased $293,343 to $1,469,554 for the three months ended August 31, 2004 from $1,176,211 for the same period last year. Gross profit percentage decreased to 49.8% for the three months ended August 31, 2004 from 51.7% for the three months ended August 31, 2003. For the nine months ended August 31, 2004, the Company’s gross profit increased $1,082,386 to $5,813,330 from $4,730,944 for the nine months ended August 31, 2003. Gross profit percentage increased to 59.6% from 53.8% when comparing the nine months ended August 31, 2004 over the nine months ended August 31, 2003.

The decrease in the Company’s gross profit percentage for the three months ended August 31, 2004 as compared to the nine months ended August 31, 2004 is attributable to the increased software revenue by the Navigation Systems business unit for the six months ended May 31, 2004. A significant change in the Company’s revenue mix occurred in the six months ended May 31, 2004. Revenues during this period shifted to Software from Systems and system components and resulted in the Company reporting higher gross margin.

The revenue shift was the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first two fiscal quarters of 2004. These contracts required the Company to deliver off-the-shelf or customized versions of its ECPINS® software. During the third fiscal quarter of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.

Segment Results

Gross profit from the Navigation Systems business unit for the three months ended August 31, 2004 was $1,399,298, compared to $771,181 for the same period last year, an increase of $628,117. Gross profit percentage decreased to 57.6% from 61.1% period over period. Gross profit from the Navigation Systems business unit for the nine months ended August 31, 2004 was $4,970,602, compared to $3,637,476 for the same period last year, an increase of $1,333,126 or 36.7%. Gross profit percentage increased to 67.2% from 59.1% period over period. The increase was attributable to the increased software revenue for the six months ended May 31, 2004 and resulted in the Company reporting gross margin percentages that were higher than those reported historically. During the third fiscal quarter of 2004 the Company’s revenue mix returned to its historical makeup which has the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.

Gross profit from the Geomatics business unit for the three months ended August 31, 2004 was $70,256 compared to $405,030 for the same period last year, a decrease of $334,774 or 82.7%. Gross profit percentage decreased to 13.5% from 40.0% period over period. Gross profit from the Geomatics business unit for the nine months ended August 31, 2004 was $794,061 compared to $1,093,468 for the nine months ended August 31, 2003, a decrease of $299,407 or 27.4%. Gross profit percentage decreased to 34.7% from 41.4% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive and the increasing protectionism the Company has encountered entering the U.S. geomatics market.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, net of interest and other income. G&A increased $307,963 for the three months ended August 31, 2004 to $842,149 from $534,186 in the same period last year. As a percentage of revenue, G&A increased to 28.5% from 23.5% period over period. For the nine months ended August 31, 2004, G&A increased $750,238 to $2,578,684 from $1,828,446 for the nine months ended August 31, 2003. As a percentage of revenue, G&A increased to 26.4% from 20.8% period over period. The increase is the result of increased professional fees, directors’ fees and directors and officers insurance, as well as charges for stock-based compensation, increased salaries and decreased interest income that resulted from lower cash reserves during the periods. The Company anticipates G&A will continue to be higher in the current fiscal year when compared with the previous fiscal year as the result of increasing costs associated with regulatory compliance.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses and related expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. The Company has not capitalized any development costs for the three and nine months ended August 31, 2004 and the three and nine months ended August 31, 2003.

The Company continues to invest in new product development in 2004. The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. R&D costs increased $165,363 to $562,024 or 19% of revenue for the three months ended August 31, 2004, compared to $396,661 or 17.4% of revenue in the same period last year. For the nine months ended August 31, 2004, R&D costs increased $327,866 to $1,608,599 or 16.5% of revenue, compared to $1,280,733 or 14.6% of revenue for the nine months ended August 31, 2003. The increase in spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS® product and the continuing development of the ECPINS® product. The increase in R&D costs for the nine months ended August 31, 2004 does not reflect approximately $268,000 that was charged to cost of sales to support the software customization required to meet the needs of specific customers.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2003. As at November 30, 2003, the Company has received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To August 31, 2004, the Company has accrued for future payment or paid royalties of $1,198,490. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

In April of 2004, TPC announced an agreement with the Company whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at August 31, 2004, the Company has claimed for $1,222,539 of eligible assistance under the TPC program. The Company will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for the three and nine months ended August 31, 2004.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $255,297, or 50.5%, for the three months ended August 31, 2004 to $761,311 (25.8% of revenue) from $506,014 (22.2% of revenue) for the same period last year. For the nine months ended August 31, 2004, S&M expenses increased $780,550, or 51.7%, to $2,290,129 (23.6% of revenue) from $1,509,579 (17.2% of revenue) for the nine months ended August 31, 2003. The increase in expenses was the result of the Company’s additional S&M staff hired to pursue new business. The Company has increased its level of business development activity relating to its expansion efforts into American, European and Australasia markets. The expansion effort targets new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years. The Company expects a continued increase in S&M expenditures for the ongoing pursuit of these opportunities.

Amortization

Total amortization decreased slightly to $58,613 for the three months ended August 31, 2004 from $63,722 for the three months ended August 31, 2003, and to $166,657 for the nine months ended August 31, 2004 from $177,073 for the nine months ended August 31, 2003. The decrease reflects the acquisitions in the period and mix of fixed assets in the Company at August 31, 2004.

Interest

Interest expense increased to $862 for the three months ended August 31, 2004 from $4 for the three months ended August 31, 2003 and to $1,233 for the nine months ended August 31, 2004 from $293 for the nine months ended August 31, 2003. The Company did not utilize its credit facility during the three and nine months ended August 31, 2004.

Income Taxes

Based on the information available at the time of the issue of the unaudited consolidated financial statements for the nine months ended August 31, 2004, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $3,984,398 Canadian and $492,777 U.S. non-capital losses carried forward and other tax balances. As a result of this assessment, the Company has recognized a future tax recovery of $381,106 for the nine months ended August 31, 2004 after taking into account a decrease in the future tax recovery for the three months ended August 31, 2004 of $115,160. In accordance with Canadian GAAP, the Company provided a valuation allowance of $3,547,818 against the total future tax asset as it is not considered “more likely than not” that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings/Loss

Consolidated net loss for the three months ended August 31, 2004 was $483,869, or 16.4% of revenue, compared to $338,797 for the three months ended August 31, 2003, or 14.9% of revenue. Consolidated net earnings for the nine months ended August 31, 2004 were $366,592, or 3.8% of revenue, compared to $61,613 for the nine months ended August 31, 2003, or .7% of revenue.

Summary of Quarterly Results

	Revenue	Gross Profit	Net Earnings/ (Loss)	Basic Earnings/ (Loss) per Share	Diluted Earnings/ (Loss) per Share
For the three months ended	$	$	$	$	$

August 31, 2004	2,951,571	1,469,554	(483,869)	(0.02)	(0.02)
May 31, 2004	2,773,835	1,775,003	298,670	0.01	0.01
February 29, 2004	4,029,760	2,568,773	551,791	0.02	0.02
November 30, 2003	2,724,438	1,630,781	323,756	0.01	0.01
August 31, 2003	2,275,153	1,176,211	(338,797)	(0.01)	(0.01)
May 31, 2003	2,958,027	1,694,246	152,162	0.00	0.00
February 28, 2003	3,563,175	1,860,487	248,248	0.01	0.01
November 30, 2002	4,058,028	1,882,968	519,179	0.02	0.02
August 31, 2002	2,697,781	1,552,578	536,535	0.02	0.02
May 31, 2002	3,827,452	1,694,925	311,465	0.01	0.01
February 28, 2002	3,285,518	1,640,916	267,852	0.01	0.01

For a discussion on the factors that affect the quarterly results, please refer to the section Selected Information.

Liquidity and Capital Resources

The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. Every business endeavour the Company develops or acquires targets a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

At August 31, 2004, the Company had current assets of $11,567,289, current liabilities of $2,979,008 and a cash position of $1,842,274. Working capital increased $516,355 to $8,588,281 at August 31, 2004 from $8,071,926 at November 30, 2003 primarily due to a combination of an increase in accounts receivable and a decrease in cash and cash equivalents.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at August 31, 2004. The Company has a $1,000,000 operating line available with a Canadian chartered bank collateralized by accounts receivable and inventory. The Company has issued standby letters of credit totalling US$127,000 and AUD$283,886. The Company has utilized the standby letters of credit to support certain performance obligations to our customers. The Company has entered into forward exchange contracts in the amount of US$448,381 and AUD$2,750,000. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Cash flows used in operating activities before changes in non-cash working capital items for the three months ended August 31, 2004, were a usage of $329,351, compared with a usage of $245,562 for the three months ended August 31, 2003, an increase of $83,789. Cash flows from operating activities before changes in non-cash working capital items for the nine months ended August 31, 2004, were $681,903, compared with $367,834 for the nine months ended August 31, 2003, an increase of $314,069. The Company’s increased earnings for the nine months ended August 31, 2004, as compared to the same period resulted in this increase in cash flow.

Changes in non-cash working capital items for the three months ended August 31, 2004 provided cash of $1,225,818 compared to cash provided of $154,323 for the same period in 2003. Changes in non-cash working capital items for the nine months ended August 31, 2004 were a usage of cash of $2,565,026 compared to usage of cash of $716,075 for the same period in 2003. Changes occurred in most non-cash working capital items between these two periods — all within the normal business activities of the Company. The largest change was an increase in Accounts receivable which is the result of milestone terms that exist in certain contracts.

Cash used in investing activities totalled $39,069 for the three months ended August 31, 2004 and $283,464 for the nine months ended August 31, 2004, compared with $33,749 and $236,162 for the same periods in 2003. The increases are reflective of the acquisitions of property, plant and equipment commensurate with the Company’s plans to obtain additional systems and facilities to accommodate its current and future anticipated growth.

Net cash used in financing activities for the three months ended August 31, 2004 amounted to $32,129 compared to net cash used of $124,663 for the same period in 2003. The issuance of common shares provided funds of $54,438 for the three months ended August 31, 2004 compared to $39,563 for the three months ended August 31, 2003 and share repurchases under a normal course issuer bid used funds of $164,226 for the three months ended August 31, 2003. Net cash provided by financing activities for the nine months ended August 31, 2004 amounted to $171,306 compared to net cash provided of $2,396,717 for the same period in 2003. The issuance of common shares provided funds of $349,739 net of issue costs for the nine months ended August 31, 2004 compared to the issuance of preferred and common shares provided funds of $2,832,118 for the same period in 2003. The payment of dividends on the Class B preference shares used funds of $86,567 for the three months ended August 31, 2004 and used funds of $178,433 for the nine months ended August 31, 2004.

As a result of the above mentioned changes, the net increase in cash and cash equivalents amounted to $825,269 for the three months ended August 31, 2004 compared to a decrease of $249,651 for the three months ended August 31, 2003 and a net decrease of $1,995,281 for the nine months ended August 31, 2004 compared to an increase of $1,812,314 for the nine months ended August 31, 2003.

As at August 31, 2004, the Company estimates that a US $0.01 increase in the exchange rate of the United States dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $20,000. As at August 31, 2004, the Company estimates that an AUD $0.01 increase in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $6,000.

In order to reduce the impact of U.S. to Canadian dollar and Australian to Canadian dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described above. The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, and the Australian to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar transactions.

The Company’s current ratio decreased to 3.9:1 at August 31, 2004 compared to 4.5:1 at November 30, 2003.

Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Facility leases	748,723	256,705	492,018	—	—
Equipment leases	42,107	16,680	19,563	5,864	—

Total contractual obligations	790,830	273,385	511,581	5,864	—

Off-Balance Sheet Arrangements

Derivatives

The Company uses foreign exchange contracts to hedge transactions denominated in United States dollars. The fair value of these derivative instruments at August 31, 2004 is an unrecorded liability of $113,470. For a discussion on these contracts, please see Note 10 of the Company’s unaudited interim consolidated financial statements for nine months ended August 31, 2004.

Transactions with Related Parties

During the last three years, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders.

Proposed Transactions

The Company has not proposed any asset or business acquisition or disposition.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. The Company may need to adjust the estimated costs to complete for these projects, if the actual results differ from the Company’s estimates. If the Company anticipates that a contract or a contract segment will generate a loss, the Company estimates that loss and records the total expected loss on the contract or contract segment. When revenues exceed amounts invoiced under a contract, the difference is shown as unbilled revenue. The Company believes that unbilled revenue will be invoiced and collected.

Future Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes future income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgement that is subject to audit by tax authorities in the ordinary course of business.

Stock-based Compensation

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The Company recognizes compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method, starting in the current fiscal year. Prior to the current fiscal year, the Company did not recognize a compensation expense when stock options were granted under stock option plans to employees and directors with no cash settlement features. Direct awards of stock to employees, stock option and stock awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

Inventory

The Company values its inventory at the lower of cost, determined on an average first in first out basis, and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the

Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Changes in Accounting Policies including Initial Adoption

Effective December 1, 2002 the Company adopted CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). The Company has chosen to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method, starting in the current fiscal year. As permitted by the standard, the Company has applied this change prospectively for new awards granted on or after December 1, 2003. The Company continues to provide pro forma disclosures with respect to options granted in the year ended November 30, 2003.

Other than the previous mentioned adoption, the Company has not made and is not contemplating making any changes to its current accounting policies nor has it adopted nor is contemplating adopting new accounting policies.

Financial Instruments and Other Instruments

Foreign Exchange Forward Contracts

The company uses foreign exchange forward contracts to hedge transactions denominated in United States and Australian dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States and Australia. At August 31, 2004, the Company had forward exchange contracts to sell United States dollars in the amount of US$448,381 and AUD$2,750,000. The exchange rates set in the forward exchange contracts ranged between $1.3071 to $1.3788 for US$1.00 and between $0.9473 to $0.9674 for AUD$1.00. The contracts mature between November 2004 and May 2005.

Other MD&A Requirements

Additional information is also contained in the Company’s Annual Report, including the financial statements, for the financial year ended November 30, 2003 and in the Company’s annual Information Form dated March 17, 2004. The information contained in those documents is hereby incorporated by reference. This and other additional information relating to the Company may be found on SEDAR at www.sedar.com. Also, copies of these documents will be provided to any person, on request to the Secretary of the Corporation at 107-930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4, telephone (604) 904-4600, fax (604) 986-4454.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“John A. Jacobson”
Title: President & CEO

Date: October 1, 2004